Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186108

PROSPECTUS SUPPLEMENT NO. 5
TO THE PROSPECTUS DATED AUGUST 12, 2013

Lilis Energy, Inc.

This Prospectus Supplement No. 5 updates, amends and supplements our Prospectus dated August 12, 2013.

We have attached to this Prospectus Supplement No. 5 the Current Report on Form 8-K of Lilis Energy, Inc. filed with the Securities and Exchange Commission on February 11, 2014. The attached information updates, amends and supplements our Prospectus dated August 12, 2013.

This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus. To the extent information in this Prospectus Supplement No. 5 differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement No. 5 is the more current information.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 8 of the Prospectus dated August 12, 2013 for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 11, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 5, 2014

LILIS ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1900 Grant Street, Suite #720
Denver, CO	80203
(Address of Principal Executive Offices)	(Zip Code)

(303) 951-7920
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On February 5, 2014, Lilis Energy, Inc. (the “Company”) entered into a binding Letter of Intent (the “LOI”) with Shoreline Energy Corp., an Alberta, Canada corporation (“Shoreline”), contemplating the combination of the businesses of the Company and Shoreline by way of a court-approved plan of arrangement (the “Arrangement”) pursuant to the provisions of the Alberta Business Corporations Act. The parties intend that the Arrangement will be structured such that the issuance of the Company’s shares to the Shoreline shareholders and all other transactions in securities under the Arrangement will be exempt from registration under the Securities Act of 1933, as amended (the “Act”), in reliance on Section 3(a)(10) of the Act.

As set forth in the LOI, pursuant to the Arrangement, (i) all outstanding common stock of Shoreline would be exchanged for 6,666,666 shares of common stock of the Company; (ii) all outstanding options of Shoreline would be either exercised prior to closing, converted to options to acquire a like number of the Company’s common shares, or cancelled for nominal consideration, as determined by Shoreline and/or the holder(s) of the Shoreline options; and (iii) all outstanding warrants to acquire common stock of Shoreline would be converted to warrants to acquire a like number of the Company’s common shares in accordance with their terms and pursuant to the Arrangement. Upon consummation of the Arrangement, Shoreline would become a wholly owned subsidiary of the Company.

The LOI contemplates that the Company and Shoreline will enter into a definitive arrangement agreement governing the Arrangement on or before April 30, 2014. The Arrangement is subject to certain conditions set forth in the LOI, including, but not limited to, (a) entry into the definitive agreement contemplated above, (b) the approval of the securityholders of both the Company and Shoreline as well as the approval of the Court of Queen's Bench of Alberta, (c) any necessary approval of NASDAQ, (d) each party having completed its due diligence investigation with results satisfactory to such party, (e) each party obtaining customary fairness opinions, (f) Shoreline having received approval of the holders of its outstanding debentures to convert such debentures into preferred shares of the Company, (g) Shoreline shareholders holding not more than 5% of its common stock having validly exercised and not withdrawn dissent rights, and (h) each company having completed certain refinancing transactions as further set forth in the LOI. In addition, the LOI includes the agreement of Shoreline to immediately cease, and not to solicit or initiate discussions concerning, any alternative transactions to the proposed Arrangement.

Item 7.01             Regulation FD Disclosure

On February 6, 2014, the Company issued a press release announcing the LOI. A copy of that press release is attached to this report as Exhibit 99.1 and incorporated herein by reference.

The above information (including Exhibit 99.1) is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, except as may be expressly set forth by specific reference in such filing.

Item 9.01             Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

99.1*	Press Release of Lilis Energy, Inc. dated February 6, 2014

* Furnished herewith.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 11, 2014	LILIS ENERGY, INC.

	By:	/s/ A. Bradley Gabbard
Chief Financial Officer and Chief Operating Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1*	Press Release of Lilis Energy, Inc. dated February 6, 2014

* Furnished herewith.

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Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
MDC GROUP
Investor Relations:                                Media Relations:
David Castaneda                                   Susan Roush
414.351.9758                                            747.222.7012

LILIS ENERGY TO ACQUIRE SHORELINE ENERGY

FEBRUARY 6, 2014 – Denver, CO - Lilis Energy, Inc. (NASDAQ:LLEX) announced today that it has entered into a letter of intent (LOI) to acquire all of the issued and outstanding common shares of Calgary-based Shoreline Energy Corp. (Toronto Stock Exchange: SEQ).  The Boards of Directors of Lilis Energy and Shoreline Energy, subject to completion of due diligence, as well as negotiation and execution of a definitive agreement in respect of the transaction, have unanimously approved entering into the LOI.

Closing is expected to occur within 90 days, and is subject to the negotiation of definitive agreements, customary due diligence, regulatory and shareholder approvals, and certain other conditions, including the resolution of certain debts of each company to the mutual satisfaction of both parties. The combined entity is expected to continue to trade on NASDAQ under the LLEX symbol.

Upon closing, Lilis Energy will hold royalty and working interests in approximately 150,000 gross, 115,000 net, acres of oil and gas leaseholds in the DJ Basin of Colorado, Wyoming and Western Nebraska. The combination of the companies would result in an increase of 1,520 working interest net acres, and 4,835 royalty acres to Lilis Energy’s holdings in the Greater Wattenberg field. In addition, Lilis Energy will hold approximately 270,000 gross, 180,000 net acres in and around Northwest Alberta’s Peace River Arch area, an emerging unconventional project for horizontal light oil drilling in the Montney formation.

Under the terms of the LOI, Lilis Energy will issue approximately 6.7 million shares at closing to the shareholders of Shoreline Energy, in exchange for all of the issued and outstanding shares of Shoreline Energy. The terms of the LOI require that Shoreline Energy will not solicit or initiate any inquiries or discussions regarding any other business combination or sale of assets.

“We are very pleased to have signed an LOI to acquire Shoreline Energy as it will result in a meaningful increase to our resource potential and prospect inventory in the Greater Wattenberg field. Shoreline Energy also delivers access to a new unconventional drilling and development opportunity in an emerging liquids-rich play in Western Canada,” said Avi Mirman, President of Lilis Energy. “This acquisition enhances Lilis Energy’s growth strategy and complements our recent financing announcements.”

Exhibit 99.1

We believe this alliance represents a great opportunity to maximize shareholder value for Shoreline Energy’s shareholders and stakeholders,” said Trevor Folk, Chief Executive Officer of Shoreline Energy. “Shoreline Energy’s Board of Directors has based its recommendation, in part, on the verbal fairness opinion from Canaccord Capital Genuity Corp., and has unanimously determined that the transaction is in the best interests of Shoreline’s shareholders.”

Shoreline Energy Highlights:

•	Current production of 1,750 Boe/d.
•	P1 - Proved producing reserves of 4,354 MBoe and PV10 of C$56.128 million.*
•	P2 - Proved undeveloped reserves of 6,937 MBoe and PV10 of C$78.128 million.*
•	1,520 net working interest acres and 4,835 royalty acres in the DJ Basin’s Wattenberg Field targeting the Niobrara and Codell formations.
•	180,000 net acres north of Grande Prairie, Alberta, in the Peace River Arch Region, including 47,000 net acres targeting the Montney formation.

*Canadian Assets, $Can  Company Gross, Effective Date Dec 31, 2012, evaluated by GLJ Petroleum Consultants Dated March 15, 2013 Price Deck, GLJ escalated price deck Dec 31, 2012. Shoreline Energy’s 2013 reserve report including the U.S. Assets will be published on or around March 15, 2014.

About Lilis Energy, Inc.

Lilis Energy, Inc. is a Denver-based independent oil and gas exploration and production company that operates in the Denver-Julesburg (DJ) Basin where it holds approximately 125,000 gross, 110,000 net acres.  Lilis Energy's near-term E&P focus is to grow reserves and production in its Wattenberg Field acreage targeting the Niobrara benches and Codell Sandstone.   For more information,    please contact MDC Group: Investors - (414) 351-9758, Media - (747) 222-7012, or visit www.lilisenergy.com.

About Shoreline Energy Corporation

Shoreline Energy is a Calgary, Alberta based corporation engaged in the exploration, development and production of petroleum and natural gas. In the two years since its initial public offering, the company grew from initial production of 700 Boe/d to a peak of over 2,000 Boe/d and offers investors a combination of value growth via lower risk development of additional oil reserves and production on its current lands in two main operating areas, the Peace River Arch area of Northwest Alberta, and the Wattenberg Field in northern Colorado. Shoreline Energy’s common shares are listed on the TSX under the trading symbol "SEQ" and its debentures under the trading symbol "SEQ.DB". For more information contact Shoreline Energy’s CEO, Trevor Folk (403) 398-4070; Email: tfolk@shorelineenergy.ca or under the company's profile at www.sedar.com or at www.shorelineenergy.ca.

Forward Looking Statements

This press release may include or incorporate by reference "forward-looking statements" as defined by the SEC, including statements, without limitation, regarding Lilis Energy’s expectations, beliefs, intentions or strategies regarding the future. Such forward-looking statements relate to, among other things (1) the expected timing of the transaction; (2) Lilis Energy’s plans to continue its listing on NASDAQ; and (3) expectations regarding the assets and benefits of the combined company. These statements are qualified by important factors that could cause Lilis Energy’s actual results to differ materially from those reflected by the forward-looking statements. Such factors include but are not limited to: (1) the parties ability to satisfy the applicable conditions to closing; (2) Lilis Energy’s ability to finance its continued exploration and drilling operations; and (3) the general risks associated with oil and gas exploration and development, including those risks and factors described from time to time in Lilis Energy’s reports and registration statements filed with the SEC.